SAPENO INC.

STATEMENT OF FINANCIAL CONDITION

NOVEMBER 30, 2016

ASSETS

Cash	$	23,785
Accounts receivable		7,292
Prepaid expenses and other		2,288
Total assets	$	33,365

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	12,847
Retainer payables		2,000
Total liabilities		14,847
Shareholder's Equity		
Common stock, no par value, authorized 200 shares,		
issued and outstanding 100 shares		5,000
Additional paid-in capital		2,372,959
Accumulated deficit		(2,359,441)
Total shareholder's equity		18,518
Total liabilities and shareholder's equity	$	33,365

The accompanying notes are an integral part of these financial statements.